FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 4/27/2021

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
26, Boulevard Royal - 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing first quarter of 2021 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio                By: /s/ Máximo Vedoya
Name: Pablo Brizzio                Name: Máximo Vedoya
Title: Chief Financial Officer            Title: Chief Executive Officer

Dated: April 27, 2021

Sebastián Martí
Ternium - Investor Relations
+1 (866) 890 0443
+54 (11) 4018 8389
www.ternium.com

Ternium Announces First Quarter of 2021 Results

Luxembourg, April 27, 2021 – Ternium S.A. (NYSE: TX) today announced its results for the first quarter ended March 31, 2021.

The financial and operational information contained in this press release is based on Ternium S.A.’s operational data and consolidated condensed interim financial statements prepared in accordance with
IAS 34 “Interim financial reporting” (IFRS) and presented in US dollars ($) and metric tons.

Summary of First Quarter of 2021 Results

	1Q2021	4Q2020		1Q2020

Steel Shipments (tons)	3,099,000	3,067,000	1%	2,998,000	3%
Iron Ore Shipments (tons)	1,035,000	943,000	10%	993,000	4%
Net Sales ($ million)	3,249.3	2,579.7	26%	2,271.4	43%
Operating Income ($ million)	905.8	677.2	34%	135.7	568%
EBITDA[1] ($ million)	1,057.4	645.2	64%	302.1	250%
EBITDA Margin (% of net sales)	33%	25%		13%
EBITDA per Ton[2] ($)	341.1	210.3		100.8
Financial Result, Net ($ million)	16.0	(55.5)		106.2
Income Tax Result ($ million)	(261.6)	(9.0)		(267.3)
Net Result ($ million)	706.7	670.6		(19.4)
Equity Holders' Net Result ($ million)	602.9	600.4		(11.6)
Earnings per ADS[3] ($)	3.07	3.06		(0.06)

•EBITDA of $1.1 billion on steel shipments of 3.1 million tons, with EBITDA margin of 33% and EBITDA per ton of $341.1.
•Equity holders' net income of $602.9 million, equivalent to earnings per ADS of $3.07.
•Net cash provided by operating activities of $327.8 million, including a working capital increase of $666.2 million mainly reflecting the impact of higher realized steel prices and costs.
•Free cash flow4 of $198.1 million after capital expenditures of $129.7 million.
•Net debt position5 of $228.9 million at the end of March 2021, down from $371.5 million at the end of December 2020, with net debt to last twelve months EBITDA ratio of 0.1 times.

The positive tone continued at Ternium's main steel markets during the first quarter of 2021, combining sustained steel demand and an even stronger pricing environment. On the volume side, the company's steel shipments in the first quarter of 2021 were 3.1 million tons, up 1% sequentially with a moderate shipment increase in Mexico that was partially offset by lower shipments in the Southern Region. On an year-over-year basis, shipments in the first quarter of 2021 were up 3% reflecting a moderate volume increase in Mexico and a significant recovery in the Southern Region, partially offset by lower slab volumes shipped to third parties.

In Mexico, Ternium's main steel market, manufacturing activity remained at good levels in the period driven mainly by finished goods exports, while construction activity kept recovering gradually. Ternium's shipments were 1.7 million tons in the first quarter of 2021, increasing 3% both on a sequential and year-over-year basis.

In the Southern Region, activity at Argentina's industrial and construction sectors, Ternium's main steel markets in this region, remained at strong levels during the first quarter of 2021. Shipments were 622,600 tons in the period, decreasing 5% sequentially and recovering 64% on a year-over-year basis as volumes in Argentina were significantly affected in the first quarter of 2020 by the measures implemented to mitigate the COVID-19 pandemic.

In the Other Markets region, Ternium's finished steel shipments increased 15% on a sequential basis mainly reflecting the ramp-up of the new facility in Palmar de Varela, Colombia, and decreased 6% on an year-over-year basis reflecting lower shipments in the US market partially offset by higher shipments in Colombia. The company's slab facility in Brazil remained at full capacity during the first quarter of 2021, further increasing its integration with other Ternium's mills.

The company's EBITDA per ton in the first quarter of 2021 was $341.1, increasing $130.8 sequentially and $240.4 on a year-over-year basis. Ternium's realized steel prices increased significantly in the period under a strong global pricing environment, particularly in the North American steel market. On the other hand, the company's cost per ton also increased, mainly reflecting higher costs of raw materials, purchased slabs and energy.

The company’s net income in the first quarter of 2021 was $706.7 million on operating income of $905.8 million, equity in earnings of non-consolidated companies of $46.5 million and an effective income tax rate of 27%.

Outlook

After achieving record EBITDA in the first quarter of 2021, Ternium expects a sequentially higher EBITDA in the second quarter primarily due to an increase in realized steel prices, partially offset by higher cost per ton due to higher iron ore, scrap and slab costs flowing through the company’s inventories. Ternium anticipates volumes to remain stable in the second quarter, with shipment increases in Mexico offset by lower slab sales to third parties.

Following the pandemic-induced decrease in steel consumption during the first half of 2020, an increased demand for steel has outpaced the speed of the recovery in global steel production. This has driven a significant increase in steel benchmark prices around the globe over the last nine months. Iron ore benchmark prices are also reaching multi-year highs. The company currently expects these conditions will tend to normalize during the second half of 2021, as steel capacity utilization increases, government stimulus programs continue to be deployed and the pandemic effects begin to wane as a result of vaccination programs. Ternium expects the commissioning of its new hot rolling mill in Mexico during June 2021, with ramp-up during the second half of 2021, will contribute to increase its market offering in this scenario, with an expanded product range and improved productivity levels in its industrial system.

The company anticipates sequentially higher realized steel prices in Mexico in the second quarter of 2021, as prices in the USMCA market continue to increase and quarterly contract prices reset, with a lag, at higher levels than in the first quarter of 2021. Ternium also expects volumes in Mexico to increase in the second quarter, with strong demand from exports-driven industrial customers and steady activity in the commercial market.

In Argentina, the company anticipates shipments to remain relatively stable in the second quarter of 2021 compared to the first quarter of the year, supported by sustained domestic demand for durable goods and building materials.

In Brazil, Ternium expects shipments to third parties from its slab facility in Rio de Janeiro to continue to decrease in the second quarter of 2021 compared to the first quarter of the year, primarily due to increased integration of this facility with other facilities in Ternium’s industrial system.

Analysis of First Quarter of 2021 Results

Net sales in the first quarter of 2021 were $3.2 billion, 43% higher than net sales in the first quarter of 2020. The following table outlines Ternium’s consolidated net sales for the first quarter of 2021 and the first quarter of 2020:

	Net Sales (million $)			Shipments (thousand tons)			Revenue/ton ($/ton)
	1Q2021	1Q2020	Dif.	1Q2021	1Q2020	Dif.	1Q2021	1Q2020	Dif.
Mexico	1,810.8	1,268.9	43%	1,699	1,650	3%	1,066	769	39%
Southern Region	680.8	340.8	100%	623	380	64%	1,093	898	22%
Other Markets	687.7	600.2	15%	778	969	-20%	884	619	43%

Total steel products	3,179.3	2,209.9	44%	3,099	2,998	3%	1,026	737	39%
Other products*	59.7	44.2	35%

Steel segment	3,239.0	2,254.1	44%

Mining segment	123.4	94.3	31%	1,035	993	4%	119	95	26%

Intersegment eliminations	(113.1)	(77.0)

Net sales	3,249.3	2,271.4	43%
* The item "Other products" primarily includes Ternium Brasil’s and Ternium México’s electricity sales.

Cost of sales was $2.1 billion in the first quarter of 2021, an increase of $217.8 million compared to the first quarter of 2020. This was principally due to a $201.8 million, or 14%, increase in raw material and consumables used mainly reflecting higher purchased slabs, raw material and energy costs, and a 3% increase in steel shipment volumes; and a $16.0 million increase in other costs, including a $13.0 million increase in labor costs.

Selling, General & Administrative (SG&A) expenses in the first quarter of 2021 were $210.4 million, or 6% of net sales, a decrease of $1.2 million compared to SG&A expenses in the first quarter of 2020 mainly due to a $12.2 million decrease in amortization of intangible assets and a $4.0 million decrease in services and fees, partially offset by an $11.6 million increase in taxes and a $2.8 million increase in labor costs.

Operating income in the first quarter of 2021 was $905.8 million compared to operating income of $135.7 million in the first quarter of 2020. The following table outlines Ternium’s operating income by segment for the first quarter of 2021 and the first quarter of 2020:

	Steel segment		Mining segment		Intersegment eliminations		Total
$ million	1Q2021	1Q2020	1Q2021	1Q2020	1Q2021	1Q2020	1Q2021	1Q2020
Net Sales	3,239.0	2,254.1	123.4	94.3	(113.1)	(77.0)	3,249.3	2,271.4
Cost of sales	(2,170.8)	(1,913.8)	(75.4)	(85.5)	107.9	78.8	(2,138.3)	(1,920.5)
SG&A expenses	(206.2)	(207.8)	(4.1)	(3.8)	—	—	(210.4)	(211.6)
Other operating income (loss), net	4.8	(3.8)	0.3	0.2	—	—	5.1	(3.6)
Operating income	866.8	128.8	44.1	5.1	(5.2)	1.8	905.8	135.7

EBITDA	1,003.2	283.9	59.3	16.4	(5.2)	1.8	1,057.4	302.1

Net financial results were a gain of $16.0 million in the first quarter of 2021, a decrease of $90.2 million compared to a gain of $106.2 million in the first quarter of 2020 mainly due to lower foreign exchange results, which amounted to a loss of $9.4 million in the first quarter of 2021 and a gain of $109.2 million in the same period in 2020. Foreign exchange results in the previous-year period reflected mainly the impact of a 20% depreciation of the Mexican Peso and a 22% depreciation of the Brazilian Real against the US dollar on the net local currency position at Ternium's Mexican and Brazilian subsidiaries.

Equity in results of non-consolidated companies was a gain of $46.5 million in the first quarter of 2021, compared to a gain of $6.1 million in the first quarter of 2020 mainly due to a higher result of Ternium's investment in Usiminas.

Income tax expense in the first quarter of 2021 was $261.6 million compared to income tax expense of $267.3 million in the first quarter of 2020. Income tax in the first quarter of 2021 included a $25.6 million non-cash loss on deferred taxes due to the 3% depreciation of the Mexican peso against the US dollar, which increased, in US dollar terms, the tax base used to calculate deferred taxes at our Mexican subsidiaries (which have the US dollar as their functional currency).

Cash Flow and Liquidity

Net cash provided by operating activities in the first quarter of 2021 was $327.8 million. Working capital increased by $666.2 million in the first quarter of 2021 as a result of an aggregate $555.0 million increase in trade and other receivables and a $343.3 million increase in inventories, partially offset by an aggregate $232.1 million increase in accounts payable and other liabilities. The increase in trade and other receivables mainly reflected the impact of higher realized steel prices. The inventory value increase in the first quarter of 2021 included a $177.9 million value increase in raw materials, supplies and other, a $138.0 million higher cost of steel and a $27.3 million higher steel volume.

Capital expenditures in the first quarter of 2021 were $129.7 million, $9.2 million higher than in the fourth quarter of 2020. Of note during the period were the investments made for Ternium's new hot-rolling mill at the company’s Pesquería industrial center in Mexico.

In the first quarter of 2021, Ternium's free cash flow was $198.1 million and net repayment of borrowings was $18.5 million. As of March 31, 2021, Ternium had a net debt position of $228.9 million.

As previously announced, on February 23, 2021 Ternium’s board of directors proposed that an annual dividend of $0.21 per share ($2.10 per ADS), or approximately $412.2 million in the aggregate, be approved at the company’s annual general meeting of shareholders, which is scheduled to be held on

May 3, 2021. If the annual dividend is approved at the shareholders’ meeting, it will be paid on May 11, 2021, with record-date on May 6, 2021.

Conference Call and Webcast

Ternium will host a conference call on April 28, 2021, at 11:00 a.m. ET in which management will discuss first quarter of 2021 results. A webcast link will be available in the Investor Center section of the company’s website at www.ternium.com.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is Latin America’s leading flat steel producer, with operating facilities in Mexico, Brazil, Argentina, Colombia, the southern United States and Central America. The company offers a broad range of high value-added steel products for customers active in the automotive, home appliances, HVAC, construction, capital goods, container, food and energy industries through its manufacturing facilities, service center and distribution networks, and advanced customer integration systems. More information about Ternium is available at www.ternium.com.

Notes

1 EBITDA in the first quarter of 2021 equals operating income of $905.8 million adjusted to exclude depreciation and amortization of $151.6 million.
2 Consolidated EBITDA divided by steel shipments.
3 American Depositary Share (ADS). Each represents 10 shares of Ternium’s common stock. Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.
4 Free cash flow in the first quarter of 2021 equals net cash provided by operating activities of $327.8 million less capital expenditures of $129.7 million.
5 Net debt position at March 31, 2021 equals borrowings of $1.7 billion less cash and cash equivalents plus other investments of $1.5 billion (of which $0.4 billion are held by Ternium's Argentine subsidiary).

Consolidated Income Statement

$ million	1Q2021	1Q2020
	(Unaudited)
Net sales	3,249.3	2,271.4
Cost of sales	(2,138.3)	(1,920.5)
Gross profit	1,111.0	350.9
Selling, general and administrative expenses	(210.4)	(211.6)
Other operating income (expenses) net	5.1	(3.6)
Operating income	905.8	135.7

Finance expense	(7.2)	(16.3)
Finance income	16.3	7.9
Other financial income (expenses), net	6.9	114.5
Equity in earnings of non-consolidated companies	46.5	6.1
Profit before income tax expense	968.3	247.9
Income tax expense	(261.6)	(267.3)
Profit (loss) for the period	706.7	(19.4)

Attributable to:
Owners of the parent	602.9	(11.6)
Non-controlling interest	103.7	(7.8)
Profit (loss) for the period	706.7	(19.4)

Consolidated Statement of Financial Position

$ million	March 31, 2021	December 31, 2020

Property, plant and equipment, net	6,488.5	6,504.7
Intangible assets, net	893.2	908.6
Investments in non-consolidated companies	477.7	471.3
Deferred tax assets	151.6	158.7
Receivables, net	200.7	243.3
Other investments	2.9	2.9
Total non-current assets	8,214.6	8,289.5

Receivables, net	345.6	288.6
Derivative financial instruments	1.4	1.6
Inventories, net	2,345.0	2,001.8
Trade receivables, net	1,368.7	918.4
Other investments	637.5	813.5
Cash and cash equivalents	835.4	537.9
Total current assets	5,533.7	4,561.8

Non-current assets classified as held for sale	5.0	5.0

Total assets	13,753.2	12,856.2

Capital and reserves attributable to the owners of the parent	7,841.3	7,286.1
Non-controlling interest	1,251.2	1,157.0

Total Equity	9,092.5	8,443.2

Provisions	79.0	80.6
Deferred tax liabilities	333.9	346.5
Other liabilities	537.9	551.9
Trade payables	1.1	1.1
Derivative financial instruments	0.3	0.5
Lease liabilities	242.1	251.6
Borrowings	1,125.3	1,327.3
Total non-current liabilities	2,319.6	2,559.5

Current income tax liabilities	225.5	110.5
Other liabilities	316.5	249.8
Trade payables	1,179.1	1,049.3
Derivative financial instruments	0.6	5.8
Lease liabilities	42.9	42.5
Borrowings	576.5	395.6
Total current liabilities	2,341.1	1,853.6

Total liabilities	4,660.7	4,413.1

Total equity and liabilities	13,753.2	12,856.2

Consolidated Statement of Cash Flows

$ million	1Q2021	1Q2020
	(Unaudited)

Profit (loss) for the period	706.7	(19.4)

Adjustments for:
Depreciation and amortization	151.6	166.4
Equity in earnings of non-consolidated companies	(46.5)	(6.1)
Changes in provisions	4.4	(0.7)
Net foreign exchange results and others	61.9	(104.6)
Interest accruals less payments	1.7	1.3
Income tax accruals less payments	114.3	224.0
Changes in working capital	(666.2)	181.8

Net cash provided by operating activities	327.8	442.8

Capital expenditures	(129.7)	(257.6)
Proceeds from the sale of property, plant & equipment	0.6	0.2
Acquisition of non-controlling interest	(0.8)	(4.5)
Decrease in other Investments	149.3	97.1

Net cash provided by (used in) investing activities	19.4	(164.8)

Finance Lease Payments	(11.0)	(10.5)
Proceeds from borrowings	18.1	190.6
Repayments of borrowings	(36.7)	(60.7)

Net cash (used in) provided by financing activities	(29.5)	119.4

Increase in cash and cash equivalents	317.8	397.3

	Shipments
Thousand tons	1Q2021	4Q2020	1Q2020

Mexico	1,699	1,643	1,650
Southern Region	623	653	380
Other Markets	778	771	969
Total steel segment	3,099	3,067	2,998
	943	991	869
Total mining segment	1,035	943	993

	Revenue / ton
$/ton	1Q2021	4Q2020	1Q2020

Mexico	1,066	841	769
Southern Region	1,093	968	898
Other Markets	884	671	619
Total steel segment	1,026	825	737

Total mining segment	119	112	95

	Net Sales
$ million	1Q2021	4Q2020	1Q2020

Mexico	1,810.8	1,382.2	1,268.9
Southern Region	680.8	632.7	340.8
Other Markets	687.7	516.9	600.2
Total steel products	3,179.3	2,531.8	2,209.9
Other products*	59.7	45.5	44.2
Total steel segment	3,239.0	2,577.3	2,254.1

Total mining segment	123.4	105.7	94.3

Total steel and mining segments	3,362.4	2,683.0	2,348.4

Intersegment eliminations	(113.1)	(103.3)	(77.0)

Total net sales	3,249.3	2,579.7	2,271.4
* The item “Other products” primarily includes Ternium Brasil’s and Ternium México’s electricity sales.